WITHDRAWAL OF FORM SB-2 OF
FIRST CHINA DEVELOPMENT CORPORATION
99 Derby Street
Suite 200
Hingham, MA 02043
(781) 834-0622
(781) 834-0622 Fax

April 12, 2006

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Subject:	Withdrawal of Registration Statement on Form SB-2 of
First China Development Corporation
Accession No.:	0001228076-04-000113
File No.:	333-120007

Ladies and Gentlemen:

            In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, First China Development Corporation (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form SB-2 as filed with the Commission via EDGAR on October 27, 2004, at 17:00 (Registration No. 333-12007, Accession No. 0001228076-04-000113 (the “Registration Statement”). All filings relating to the Registration Statement are included in the request.

           The Registration Statement relates to the distribution of shares to the shareholders of Innovation International. This request is being made after a determination not to proceed with the proposed distribution.

           The Registration Statement is not yet effective; therefore, no securities have been issued in connection with the distribution. It is our opinion the withdrawal of this Registration Statement would be consistent with the public interest and the protection of investors.

           Accordingly, we request that an order granting the withdrawal of this Registration Statement be deemed granted by the Commission immediately.

            We appreciate your prompt attention to this matter. If you have any questions regarding the foregoing application for withdrawal, please contact Charles B. Jarrett, Jr., Esquire of Griffith, McCague & Wallace, P.C. at (412) 803-3690, Fax (412)803-3678.

Very truly yours,

/s/Charles B. Jarrett, Jr.
Charles B. Jarrett, Jr.
Authorized Representative